UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Bao’an District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: May 14, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer

FIRST QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q1 2026 Results

Shenzhen, China – May 14, 2026 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (OTC Market Symbol: NTPIF) today announced its unaudited results for the first quarter ended March 31, 2026.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2026	Q1 2025	YoY(%)
Revenue	$6,867	$7,790	(11.9)%
Gross profit	$1,433	$2,952	(51.5)%
Net loss from operations	$(2,686)	$(1,478)	81.7%
% of revenue	(39.1)%	(19.0)%
per share (diluted)	$(0.04)	$(0.03)
Consolidated net loss	$(6,324)	$(5,224)	21.1%
% of revenue	(92.1)%	(67.1)%
Basic loss per share	$(0.10)	$(0.09)	15.2%
Diluted loss per share	$(0.10)	$(0.09)	15.2%
Weighted average number of shares (’000)
Basic	60,999	58,644
Diluted	60,999	58,644

	Financial Position
	As of March 31,	As of December 31,	As of March 31,
	2026	2025	2025
Cash and cash equivalents(a)	$31,659	$43,503	$26,999
Restricted cash	$10,368	$10,141	$6,021
Short-term investments(b)	$3,757	$17,781	$—
Real estate properties under development, net	$228,734	$220,729	$194,195
Real estate properties held for sale	$18,667	$22,080	$49,508
Real estate properties held for lease, net	$129,606	$128,638	$134,589
Property, plant and equipment, net(c)	$7,186	$7,157	$16,473
Equity investment(d)	$72	$—	$—
Total assets	$452,676	$473,185	$453,650
Current portion of amount due to shareholders(e)	$—	$19,688	$18,276
Short-term bank and third party loans	$4,480	$4,410	$7,659
Current portion of long term bank loans	$4,076	$3,870	$13,195
Accounts payable	$29,750	$31,561	$32,388
Advance from customers(c)	$1,565	$1,014	$16,042
Long term bank loans	$172,302	$166,527	$125,850
Treasury stock(f)	$(1,121)	$(1,121)	$—
Total shareholders’ equity	$179,379	$181,688	$168,193
Total number of common shares issued ('000)	61,747	61,295	60,203

Notes:

(a)
Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less when purchased.

(b)
Short term investments include investments with original maturities of more than three months and less than 12 months and investments that are expected to be realized in cash in the next 12 months. As of March 31, 2026 and December 31, 2025, the Company held $3.8 million and $17.8 million short-term investments respectively, which are structured deposits at PRC banks. As of March 31, 2025, the Company held no short-term investments.
(c)
Property, plant and equipment, net decreased by $9.3 million, from $16.5 million as of March 31, 2025 to $7.2 million as of March 31, 2026. Advances from customers decreased by $14.4 million, from $16.0 million as of March 31, 2025 to $1.6 million as of March 31, 2026. These decreases were mainly attributable to the closing of the sale of the Wuxi property.
(d)
Equity investment of $72 thousand as of March 31, 2026 was related to the equity-for-rent initiative. For details, please refer to “Recent Developments – Equity-for-Rent Initiative” below. As of March 31, 2026, the Company has paid RMB 0.5 million of the total RMB 4.0 million investment consideration and has been registered as a 2% equity holder of the investee. This investment is carried at cost of RMB 0.5 million in accordance with the measurement alternative under ASC 321. The remaining RMB 3.5 million is not recognized as a liability as the obligation to pay is contingent upon receipt of rental prepayments from the investee, which has not been received as of March 31, 2026. Pursuant to the investment agreement, the Company has a unilateral right to require the investee to repurchase any equity interests corresponding to the unpaid consideration in the event the investee terminates the lease early.
(e)
Current portion of amount due to shareholders decreased to $nil as of March 31, 2026 after the Company fully repaid the promissory notes with shareholders during the first quarter of 2026. For details, please refer to “Recent Developments – Shareholder Loans with IsZo and IAT” below.
(f)
Treasury stock represents 747,500 common shares the Company repurchased at a price of $1.50 per share in September 2025.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2026

Key Highlights of Financial Position

	As of March 31,	As of December 31,	As of March 31,
	2026	2025	2025
Current ratio(a)	1.36	1.23	0.88
Debt ratio(b)	60.4%	61.6%	62.9%
Ratio of total liabilities to total equity	1.52	1.60	1.70

Notes:

(a)
Current ratio is calculated with all current assets divided by all current liabilities.
(b)
Debt ratio is calculated with all total liabilities divided by total assets.

FINANCIAL RESULTS

Revenue

Revenue for the first quarter of 2026 was $6.9 million compared to $7.8 million in the first quarter of 2025. Revenue for the first quarter of 2026 mainly consisted of the sales of property income from Nam Tai • Longxi of $3.0 million, operating lease income of $2.3 million from Nam Tai Inno Park, operating lease income of $0.3 million from Nam Tai Inno Valley, property service income of $0.8 million from Nam Tai Inno Park and Nam Tai Inno Valley. Revenue for the first quarter of 2025 mainly consisted of the sales of property income from Nam Tai • Longxi of $3.5 million, operating lease income of $2.6 million from Nam Tai Inno Park, operating lease income of $0.5 million from Nam Tai Inno Valley and Wuxi property, property service income of $0.9 million from Nam Tai Inno Park and Nam Tai Inno Valley.

Cost of Revenue

Cost of revenue for the first quarter of 2026 was $5.4 million compared to $4.8 million in the first quarter of 2025. Cost of revenue for the first quarter of 2026 mainly consisted of the sales of property cost from Nam Tai • Longxi of $3.5 million, operating lease cost of $1.6 million from Nam Tai Inno Park, operating lease cost of $0.1 million from Nam Tai Inno Valley, property service cost of $0.4 million from Nam Tai Inno Park and Nam Tai Inno Valley. Cost of revenue for the first quarter of 2025 mainly consisted of the sales of property cost from Nam Tai • Longxi of $2.9 million, operating lease cost of $1.1 million from Nam Tai Inno Park, operating lease cost of $0.04 million from Nam Tai Inno Valley and Wuxi property, property service cost of $0.6 million from Nam Tai Inno Park and Nam Tai Inno Valley.

Gross Profit

Gross profit for the first quarter of 2026 was $1.4 million compared to $3.0 million in the first quarter of 2025. Gross profit for the first quarter of 2026 mainly consisted of revenue of $6.9 million, offset by cost of $5.4 million for the period. Gross profit for the first quarter of 2025 mainly consisted of revenue of $7.8 million, offset by cost of $4.8 million for the period. The decrease in gross profit in the first quarter of 2026 was primarily attributable to: (i) lower selling prices for property sales at the Nam Tai • Longxi project as the Company continued its inventory reduction strategy and adjusted pricing in response to prevailing market conditions in Dongguan, and (ii) lower gross profit from leasing operations at Nam Tai Inno Park for the first quarter of 2026, primarily reflecting the competitive leasing environment in Shenzhen characterized by elevated market vacancy levels, continued new supply, and downward pressure on market rental rates, which resulted in lower average occupancy rates and rental rates of Nam Tai Inno Park during the period.

General and administrative expenses

General and administrative expenses for the first quarter of 2026 were $3.8 million, compared with $3.9 million in the first quarter of 2025. General and administrative expenses for the first quarter of 2026 mainly consisted of staff costs of $1.8 million, professional service fees of $0.9 million, tax expenses of $0.5 million and office expenses of $0.5 million. General and administrative expenses for the first quarter of 2025 mainly consisted of staff costs of $1.9 million, office expenses of $1.1 million, and professional service fees of $0.6 million. The decrease in general and administrative expenses of $0.1 million in the first quarter of 2026 was mainly due to the decrease in office expenses.

Selling and marketing expenses

Selling and marketing expenses for the first quarter of 2026 were $0.4 million, compared with $0.6 million in the first quarter of 2025. Selling and marketing expenses for the first quarter of 2026 mainly consisted of staff costs of $0.3 million and marketing and commission fees of $0.07 million. The corresponding expenses for the first quarter of 2025 mainly consisted of staff costs of $0.3 million, and marketing and commission fees of $0.2 million.

Net Loss from Operations

Net loss from operations for the first quarter of 2026 was $2.7 million compared to net loss from operations of $1.5 million in the first quarter of 2025. Net loss from operations for the first quarter of 2026 mainly consisted of gross profit of $1.4 million, offset in part by our general and administrative expenses of $3.8 million and selling and marketing expenses of $0.4 million for the period. Net loss from operations for the first quarter of 2025 mainly consisted of gross profit of $3.0 million, offset in part by our general and administrative expenses of $3.9 million and selling and marketing expenses of $0.6 million for the period.

Consolidated Net Loss

Consolidated net loss for the first quarter of 2026 was $6.3 million compared to consolidated net loss of $5.2 million in the first quarter of 2025. Consolidated net loss for the first quarter of 2026 mainly consisted of net loss from operations of $2.7 million, other net expenses of $2.5 million, income tax expenses of $1.2 million, offset in part by interest income of $0.08 million. Consolidated net loss for the first quarter of 2025 mainly consisted of net loss from operations of $1.5 million and other net expenses of $4.1 million, interest income of $0.04 million, offset in part by income tax benefits of $0.3 million.

Cash and Cash Equivalents

Cash and cash equivalents decreased by $11.8 million in the first quarter of 2026 from $43.5 million as of December 31, 2025 to $31.7 million as of March 31, 2026. The decrease was primarily attributable to net cash used in operating activities and the repayment of shareholder loans, partially offset by net cash provided by investing activities from the redemption of short-term investments.

Restricted Cash

Restricted cash increased by $0.3 million in the first quarter of 2026 from $10.1 million as of December 31, 2025 to $10.4 million as of March 31, 2026. As of March 31, 2026, restricted cash consisted of a deposit of $7.7 million pledged as security for bank loans of our sales-type lease customers, which will be released progressively as the loans are repaid, $1.9 million restricted pursuant to freezing orders issued by the relevant PRC courts in connection with lawsuits and $0.8 million subject to other restrictions.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $8.0 million in the first quarter of 2026 from $220.7 million as of December 31, 2025 to $228.7 million as of March 31, 2026, primarily attributable to the increase for the construction of Nam Tai Technology Center.

Real estate properties held for sale

Real estate properties held for sale are stated at the lower of carrying amounts or fair value less selling costs. Real estate properties held for sale decreased by $3.4 million from $22.1 million as of December 31, 2025 to $18.7 million as of March 31, 2026. The decrease was mainly due to the handover of sold units at Nam Tai • Longxi during the first quarter of 2026.

Accounts Payable

Accounts payable decreased by $1.8 million in the first quarter of 2026 from $31.6 million as of December 31, 2025 to $29.8 million as of March 31, 2026. The decrease was mainly attributable to the settlement of outstanding payables to suppliers and contractors during the period.

Advance from Customers

Advance from customers increased by $0.6 million in the first quarter of 2026 from $1.0 million as of December 31, 2025 to $1.6 million as of March 31, 2026. The increase was mainly attributable to increased customer advances from properties contracted but not yet delivered at Nam Tai • Longxi.

Current Portion of Long Term Bank Loans

The current portion of long term bank loans increased by $0.2 million in the first quarter of 2026 from $3.9 million as of December 31, 2025 to $4.1 million as of March 31, 2026. The increase was mainly attributable to certain long-term bank loans becoming due within one year.

Liquidity and Capital Resources

As of March 31, 2026, the Company had total cash and cash equivalents of $31.7 million. As of December 31, 2025, the Company had total cash and cash equivalents of $43.5 million. The decrease was primarily attributable to net cash used in operating activities and the repayment of shareholder loans, partially offset by net cash provided by investing activities from the redemption of short-term investments.

The Company is actively pursuing additional external financing and management believes that, upon completion, Nam Tai Technology Center is expected to generate meaningful new rental and sales revenue once the project opens. The Company will continue to monitor its cash position closely and manage working capital prudently as it seeks to advance its key projects and strengthen its balance sheet.

BUSINESS OVERVIEW

Leasing and Sales Progress

As of March 31, 2026, we had leasable area of approximately 292,819 square meters located in Shenzhen. As of March 31, 2026, the occupancy rate of our projects, including pre-leasing areas, was approximately 75%. As of March 31, 2026, the occupancy rate of Nam Tai Inno Park was 74%, a decrease of 1 percentage point from December 31, 2025.

In the first quarter of 2026, a total of 4 residential units and 150 parking units of Nam Tai • Longxi were newly subscribed, compared with 74 residential units in the quarter ended December 31, 2025.

Projects	Leasable Area as of March 31, 2026	Leased Area as of March 31, 2026	Occupancy Rate as of March 31, 2026
Nam Tai Inno Park	261,494	192,908	74%
Nam Tai Inno Valley	31,325	26,177	84%
Total	292,819	219,085	75%

Project Construction and Development Progress

•
Nam Tai Technology Center is the Company’s second factory-turned-industrial-park redevelopment project, located in Bao’an District, Shenzhen. Currently under construction, the project has a site area of 22,364 square meters and a total gross floor area (“GFA”) of 194,595 square meters. It consists of three R&D office buildings and a combined dormitory and retail podium.
•
The construction of the project started in July 2019, but has been suspended for approximately two and a half years due to the shareholders’ dispute and related financial challenges. Under the current management, the construction of the project resumed in February 2025, and is expected to be completed around June 2026, subject to construction progress, regulatory acceptance and other customary completion conditions.
•
In January 2026, the Company approved a revised operating plan for Tower C of the project. Under the revised plan, this building, which was previously intended to be held for leasing purposes, will be developed and marketed for sale.

Real Estate Market Update

•
During the first quarter of 2026, the residential property market in Dongguan continued to experience weak conditions. Based on data from industry research institutions and official sources, transaction volumes and new housing supply remained depressed, while developers continued to focus on inventory reduction amid cautious market sentiment. Property prices continued to face downward pressure under prevailing supply and demand conditions.
•
During the first quarter of 2026, the leasing market in Shenzhen remained competitive amid elevated market vacancy levels and continued new supply. According to market reports published by international real estate consulting firms, overall office rents in Shenzhen continued to face downward pressure, while landlords generally adopted more flexible leasing strategies to attract and retain tenants.
•
While the near-term operating environment remains challenging, the Company is confident in its strategic direction and long-term value creation potential in the Greater Bay Area industrial property market.

RECENT DEVELOPMENTS

Nam Tai • Longxi General Contractor Dispute

In July 2025, the Company received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). The Company responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. The Company believes the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.

In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

In September 2025, the Company filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen, which is currently under review by the court. The Company has also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Such an application has not been approved as the plaintiff, Weiyueda, objected.

In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal was reviewed by the Company but no agreement was reached.

In January 2026, the court held the first hearing, but no judgment was rendered. The court provided both parties additional time to finalize settlement calculations. A second hearing was held in April 2026, and no judgment has been issued as of the date of this report.

This litigation remains pending before the court, and the timing and outcome remain uncertain. The freezing of properties has impeded their sale, which could adversely affect our project sales and cash flow if not resolved in a timely manner. As of the date of this report, no provision has been recorded in respect of this matter.

Nam Tai • Longxi Property Services Dispute

The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, the construction of which was substantially completed in 2022.

In October 2024, as part of the global settlement reached with Greater Sail Ltd. (“GSL”), Kaisa Group Holdings Limited (“Kaisa”) and their affiliates (the “Settlement”), the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025 (the “Dongguan Litigation”).

In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB 0.2 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB 1.1 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB 2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB 3.4 million, inclusive of late payment interest.

In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.

On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Global Settlement. Pursuant to this supplemental agreement, the parties withdrew the Dongguan litigation, lifted all related preservation measures, and withdrew the ICC arbitration. Dongguan Kaisa Property also undertook that it would not pursue any claims for property management service fees incurred on or before December 31, 2025.

Based on consultation with legal counsel, management believes that the supplemental agreement has fully resolved the disputes. All litigation, arbitration proceedings and related preservation measures have been formally withdrawn. As the Company no longer faces a probable loss, no provision has been recorded.

Shareholder Loans with IsZo and IAT

On January 9, 2026, the Company fully repaid the outstanding principal of $3 million and accrued interest of approximately $0.95 million under the promissory note with IsZo. IsZo has also claimed additional expenses of $0.95 million. The Company has requested supporting evidence for this claim but has not yet received a response as of the date of this report.

On March 20, 2026, the Company fully repaid approximately $17.1 million outstanding under the promissory note with IAT Insurance Group, Inc. (“IAT”).

Nam Tai • Longxi Staged Mortgage Guarantees Dispute

As part of the Company’s ordinary course of business for sales of residential properties for the Nam Tai • Longxi project and consistent with the industry practice, the Company provides temporary mortgage guarantee to purchasers until the purchasers receive their title certificates and mortgage their properties to relevant commercial banks. If a purchaser defaults on the payment of its mortgage during such interim period, the mortgage lending bank may require the Company to repay the outstanding amount under the mortgage loan plus any accrued interest.

In March 2026, the Company received two arbitration notices concerning staged mortgage guarantees of the Dongguan Longxi Project, with principal and accrued interest of approximately RMB 1.8 million and RMB 2.4 million, respectively, totaling approximately $0.6 million. Both cases are at an early stage, and the Company has not recorded a provision related to these matters as of the date of this report.

Shenzhen Anju Master Lease Arrangement

In December 2025, the Company entered into a six-year master lease agreement with Shenzhen Anju Leyu Development & Construction Co., Ltd. (“Shenzhen Anju”), a state-owned enterprise that manages the rental housing program for the Futian District Government, covering approximately 456 dormitory units across approximately 24,000 square meters of facilities at Nam Tai Technology Center project in Bao’an District.

However, the master lease agreement with Shenzhen Anju may be subject to termination risk in accordance with terms in the event of the Futian District Government’s termination of its cooperation with Shenzhen Anju, or any change in governmental policies. The Company is actively exploring alternative leasing arrangements with other prospective tenants, including, among others, large-scale hotel groups and other institutional operators, with a view to ensuring the continued utilization of the relevant facilities in the event that the master lease agreement with Shenzhen Anju is terminated. The outcome of this matter cannot be determined as of the date of this report.

Repositioning of Tower C at Nam Tai Technology Center

In January 2026, the Company approved a revised operating plan for Tower C of the Nam Tai Technology Center. Under the revised plan, this building, which was previously intended to be held for leasing purposes, will be developed and marketed for sale upon completion of the project.

Equity-for-Rent Initiative

To enhance tenant retention and create potential long-term value in a competitive leasing environment, the Company introduced a selective “equity-for-rent” arrangement at Nam Tai Inno Park in the second half of 2025. Under this model, the Company may, on a case-by-case basis and subject to strict commercial evaluation, exchange a portion of rental payments for minority equity interests in high-potential tenant companies. This approach allows the Company to align interests with selected tenants while participating in their potential future upside. In the first transaction under this model, relevant business registration was completed in February 2026, and the Company exchanged rental consideration for a minority equity stake in a qualifying tenant enterprise. The Company intends to apply this tool selectively to support occupancy stability and diversify revenue sources beyond traditional rental income, while maintaining disciplined valuation and risk management. This initiative is part of the Company’s ongoing efforts to strengthen its competitive position in the Greater Bay Area industrial property market. The Company expects to apply this initiative only selectively and does not intend for it to become a material investment activity.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

This announcement contains forward-looking statements about future expectations and plans, as well as other statements regarding matters that are not historical facts. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the Company’s ongoing working capital management and liquidity position, the Company’s pursuit of additional external financing, the Company’s strategy to reduce inventory at Nam Tai • Longxi, the Company’s expectations regarding the generation of rental and sales revenue from Nam Tai Technology Center upon its completion, the expected completion timeline of Nam Tai Technology Center; the Company’s revised plan to develop and market Tower C of Nam Tai Technology Center for sale rather than for leasing, the Company’s exploration of alternative leasing arrangements with prospective tenants in the event the master lease agreement with Shenzhen Anju is terminated, the Company’s intention to selectively apply the equity-for-rent arrangement to support occupancy stability and diversify revenue sources, the Company’s expectation that the equity-for-rent initiative will be applied only selectively and is not intended to become a material investment activity, the Company’s belief in its strategic direction and long-term value creation potential in the Greater Bay Area industrial property market, the Company’s belief on the invalidity of Guangshengda’s assignment of claims for Nam Tai • Longxi project under its general construction contract, the expected outcomes and timing of the Company’s pending legal and arbitration proceedings, including the Nam Tai • Longxi general contractor dispute and staged mortgage guarantee arbitrations, the Company’s belief that the supplemental agreement with the Kaisa-affiliated parties has fully resolved the disputes relating to the Nam Tai • Longxi property services matter, and statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt, its ability to sell certain assets, construction/development challenges or setbacks, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, anticipated savings or uses of funding from refinancings, changes in general economic conditions, and other factors detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors discussed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025. You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this report. The words “may”, “could”, “can”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “potential”, “seek”, “advance”, “strengthen”and similar expressions are intended to identify forward-looking statements. All forward-looking statements are based on information currently available to the Company, and the Company does not undertake to update any forward-looking statement, whether written or oral, whether as a result of new information, future events or otherwise, except as may be required by applicable law or regulations.

ABOUT NAM TAI PROPERTY INC.

Nam Tai Property Inc., a company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, that own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen, as well as one residential properties project in Dongguan. Learn more about the Company and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED March 31, 2026 AND 2025

(In Thousands of US dollars except share and per share data)

	Three months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenue	$6,867	$7,790
Cost of revenue	(5,434)	(4,838)
Gross profit	1,433	2,952
Expenses
General and administrative expenses	(3,751)	(3,877)
Selling and marketing expenses	(368)	(553)
Total operating expenses	(4,119)	(4,430)
Net loss from operations	(2,686)	(1,478)
Other expenses, net	(2,523)	(4,092)
Interest income	80	40
Loss before income tax	(5,129)	(5,530)
Income tax (expense) benefit	(1,195)	306
Consolidated net loss	(6,324)	(5,224)
Other comprehensive income (loss) (1)	3,219	(726)
Functional currency translation adjustment	3,219	(726)
Consolidated comprehensive loss	$(3,105)	$(5,950)
Loss Per Share
Basic	$(0.10)	$(0.09)
Diluted	$(0.10)	$(0.09)
Weighted average number of shares (’000)
Basic	60,999	58,644
Diluted	60,999	58,644

Notes:

(1)
Other comprehensive income (loss) was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF March 31, 2026 AND December 31, 2025

(In Thousands of US dollars)

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$31,659	$43,503
Restricted cash	10,368	10,141
Short-term investments	3,757	17,781
Accounts receivable	3,798	3,347
Real estate properties held for sale	18,667	22,080
Prepaid expenses and other receivables	11,577	11,617
Total current assets	$79,826	$108,469
Real estate properties under development, net	228,734	220,729
Property, plant and equipment, net	7,186	7,157
Equity investment	72	—
Real estate properties held for lease, net	129,606	128,638
Deferred income tax assets	4,602	5,689
Other assets	2,650	2,503
Total assets	$452,676	$473,185
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank and third party loans	4,480	4,410
Current portion of long term bank loans	4,076	3,870
Accounts payable	29,750	31,561
Rental deposits from customers	1,040	799
Accrued expenses and other payables	14,581	21,346
Advance from customers	1,565	1,014
Contract liabilities	3,121	5,208
Current portion of amount due to shareholders	—	19,688
Total current liabilities	$58,613	$87,896
Long term bank loans	172,302	166,527
Long term rental deposits	2,677	1,850
Other payable	23,372	19,147
Deferred income tax liabilities	16,333	16,077
Total liabilities	$273,297	$291,497
EQUITY
Shareholders’ equity:
Common shares	$617	$613
Treasury stock	(1,121)	(1,121)
Additional paid-in capital	326,630	325,839
Retained earnings (accumulated deficit)	(144,637)	(138,311)
Accumulated other comprehensive loss (1)	(2,110)	(5,332)
Total shareholders’ equity	$179,379	$181,688
Total liabilities and shareholders’ equity	$452,676	$473,185

Notes:

(1)
Accumulated other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED March 31, 2026 AND 2025

(In Thousands of US dollars)

	Three months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(6,324)	$(5,224)
Adjustments to reconcile consolidated net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,108	1,257
Loss on disposal of property, plant and equipment	—	375
Share-based compensation expenses	124	463
Unrealized exchange loss	298	73
Deferred income taxes	1,343	(287)
Interest paid	(1,923)	(2,948)
Changes in current assets and liabilities:
Accounts receivable	(451)	(362)
Prepaid expenses and other receivables	(105)	(832)
Real estate properties under development	(6,636)	97
Accrued expenses and other payables	53	1,400
Accounts payable	(1,811)	759
Advance from customers	551	16
Rental deposits from customers	1,068	(62)
Contract liabilities	(2,087)	1,700
Amount due to shareholders	—	440
Total adjustments	$(8,468)	$2,089
Net cash used in operating activities	$(14,792)	$(3,135)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(223)	—
Payments for purchases of short term investments	(38,006)	—
Redemption of marketable securities	52,379	—
Payments for purchases of equity investment	(72)	—
Net cash provided by investing activities	$14,078	$—
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank and third party loans	(801)	(65,327)
Proceeds from bank loans	4,073	69,523
Repayment of shareholder loans	(19,688)	—
Decrease in finance lease payable	—	(4)
Net cash (used in) provided by financing activities	$(16,416)	$4,192
Net increase (decrease) in cash and cash equivalents and restricted cash	$(17,130)	$1,057
Cash and cash equivalents and restricted cash at beginning of period	53,644	33,275
Effect of exchange rate changes on cash and cash equivalents and restricted cash	5,513	(1,312)
Cash and cash equivalents and restricted cash at end of period	$42,027	$33,020
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$31,659	$26,999
Restricted cash	$10,368	$6,021

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED March 31, 2026 AND 2025

(In Thousands of US dollars)

1.
These financial statements, including the consolidated balance sheet as of December 31, 2025, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025.
2.
In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026.
3.
Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $3.1 million for the three months ended March 31, 2026 and the consolidated comprehensive loss was $6.0 million for the three months ended March 31, 2025.
4.
A summary of operations income, net loss and long-lived assets by geographical areas is as follows:

	Three months ended March 31,
	2026	2025
Operations income within:
-PRC, excluding Hong Kong	$6,867	$7,790
Net loss within:
- PRC, excluding Hong Kong	$(4,544)	$(3,424)
- Hong Kong	$(1,780)	$(1,800)
Total net loss	$(6,324)	$(5,224)

	March 31, 2026	December 31, 2025
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$228,734	$220,729
- Property, plant and equipment in PRC, excluding Hong Kong	$7,103	$7,073
- Hong Kong	$83	$84
- Real estate properties held for lease in PRC, excluding Hong Kong	$129,606	$128,638
Total long-lived assets	$365,526	$356,524